Exhibit 99.1



**NEWS RELEASE**

Media Contact:     Doug Kline
                   Sempra Energy
                   (877) 866-2066
                   www.sempra.com

Financial Contact:  Glen Donovan
                   Sempra Energy
                   (877) 736-7727
                   investor@sempra.com

# SEMPRA ENERGY EARNINGS
# INCREASE IN 2009

SAN DIEGO, Feb. 25, 2010 – Sempra Energy (NYSE: SRE) today reported 2009 earnings of $1.12 billion, or $4.52 per diluted share, compared with 2008 earnings of $1.11 billion, or $4.43 per diluted share.

Sempra Energy's 2009 earnings per diluted share increased 8 percent over the prior year, excluding the impact of an asset write-off of $64 million, or $0.26 per diluted share, at Sempra Pipelines & Storage in the second quarter.

In the fourth quarter 2009, Sempra Energy's earnings were $288 million, or $1.16 per diluted share, compared with earnings of $319 million, or $1.30 per diluted share in the same quarter of 2008.

"We posted solid financial results in 2009," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "Our five-year build-out of natural gas infrastructure projects sets the foundation for the next decade of growth. Together with our California utilities, these projects should enable us to benefit from stable cash flows well into the future."

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**SUBSIDIARY OPERATING RESULTS**

**San Diego Gas & Electric**

Earnings for San Diego Gas & Electric (SDG&E) rose to $344 million in 2009 from $339 million in 2008.  SDG&E's fourth-quarter 2009 earnings were $67 million, compared with $81 million in the prior-year's fourth quarter, due primarily to lower regulatory incentive awards in 2009.

**Southern California Gas Co.**

Earnings for Southern California Gas Co. (SoCalGas) in 2009 increased to $273 million from $244 million in 2008.  In the fourth quarter 2009, SoCalGas earned $75 million, compared with $54 million in the prior-year's fourth quarter.  The fourth-quarter improvement was due primarily to higher authorized operating margins and lower litigation expenses in 2009.

**RBS Sempra Commodities**

Sempra Energy generated earnings of $345 million in 2009 from its commodity operations, on par with 2008 earnings.  Sempra Energy formed its commodities joint venture, RBS Sempra Commodities, with The Royal Bank of Scotland (RBS) at the beginning of the second quarter of 2008.  Fourth quarter 2009 earnings were $71 million, compared with $164 million in the fourth quarter 2008, due primarily to reduced margins in natural gas and other product segments.

On Feb. 16, Sempra Energy and RBS agreed to sell certain assets of RBS Sempra Commodities to J.P. Morgan Chase & Co. for an expected $1.7 billion.  Sempra Energy's share of the proceeds is expected to be approximately $940 million.  The assets being sold include the joint venture's global oil and metals businesses, along with its European power and natural gas businesses.  The transaction, which is subject to regulatory approvals, is expected to be completed in the second quarter 2010.

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In November 2009, RBS announced its intention to divest its share of the joint venture, following a directive from the European Commission to dispose of certain assets.

**Sempra Generation**

Sempra Generation's 2009 earnings were $162 million, compared with $222 million in 2008. In the fourth quarter 2009, Sempra Generation's earnings were $43 million, compared with $60 million in the fourth quarter 2008, primarily due to higher foreign-tax benefits in 2008.

In December 2009, Sempra Generation and BP Wind Energy began commercial operations of a 200-megawatt wind farm in Indiana. The two companies are equal partners in the project.

Also in December 2009, the California Public Utilities Commission approved Pacific Gas & Electric's 20-year contract with Sempra Generation to purchase 48 megawatts of solar power from Sempra Generation's Copper Mountain Solar facility under development in Nevada. Last month, Sempra Generation started construction on the plant, which is expected to be completed in late 2010.

**Sempra Pipelines & Storage**

Sempra Pipelines & Storage earned $101 million in 2009, compared with $106 million in 2008. Sempra Pipelines & Storage's fourth-quarter earnings rose to $37 million in 2009 from $22 million in 2008, due primarily to improvement in the company's Mexican operations and South American investments. Sempra Pipelines & Storage's 2009 results included a second-quarter charge of $64 million for the write-off of certain assets at Liberty Gas Storage in Louisiana.

Yesterday, Sempra Pipelines & Storage announced an agreement to acquire the Mexican pipeline and gas infrastructure assets of El Paso Corp. for $300 million ($260 million, net of cash and debt).  The transaction includes acquisition of El Paso's natural gas pipeline and compression assets in the Mexican border state of Sonora, as well as a 50-percent ownership in a joint venture with PEMEX (Mexico's state-owned oil company).  The joint venture operates natural gas pipelines and a propane system in northern Mexico.  The transaction, which should be completed in the second quarter 2010, is expected to add $0.05 per diluted share in earnings for 2010 and $0.10 per diluted share in earnings for 2011.

**Sempra LNG**

In 2009, Sempra LNG had earnings of $16 million, compared with losses of $46 million in 2008.  In the fourth quarter 2009, Sempra LNG had earnings of $35 million, compared with losses of $13 million in the prior-year's fourth quarter.  The improvement in the fourth quarter 2009 was due primarily to the start-up of marketing and terminal operations.  Both of Sempra LNG's liquefied natural gas receipt terminals are now operational.

**2010 Outlook**

Sempra Energy today confirmed a 2010 earnings-per-share outlook of $4.25 to $4.50.

**Internet Broadcast**

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with senior management of the company.  Access is available by logging onto the Web site at www.sempra.com.  For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 4889875.

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Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2009 revenues of more than $8 billion. The Sempra Energy companies' 13,800 employees serve more than 29 million consumers worldwide.

*Complete financial tables, including income-statement information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/4Q2009.pdf.*

*This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies, plans or intentions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, and other regulatory and governmental bodies in the United States and other countries where the company does business; capital market conditions and inflation, interest and exchange rates; energy and trading markets, including the timing and extent of changes and volatility in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the EDGAR system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.*

*Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Sempra Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Sempra Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not regulated by the California Public Utilities Commission.*

###

# SEMPRA ENERGY
### Table A

### *CONSOLIDATED STATEMENTS OF OPERATIONS*

| (Dollars in millions, except per share amounts) | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| | 2009 | 2008* | 2009 | 2008* |
| | (unaudited) | | | |
| REVENUES | | | | |
| Sempra Utilities | $ 1,838 | $ 1,782 | $ 6,220 | $ 7,972 |
| Sempra Global and parent | 618 | 511 | 1,886 | 2,786 |
| Total revenues | 2,456 | 2,293 | 8,106 | 10,758 |
| | | | | |
| EXPENSES AND OTHER INCOME | | | | |
| Sempra Utilities: | | | | |
| Cost of natural gas | (533) | (536) | (1,530) | (3,244) |
| Cost of electric fuel and purchased power | (164) | (206) | (672) | (900) |
| Sempra Global and parent: | | | | |
| Cost of natural gas, electric fuel and purchased power | (301) | (318) | (976) | (1,671) |
| Other cost of sales | (28) | (14) | (80) | (182) |
| Operation and maintenance | (798) | (720) | (2,474) | (2,536) |
| Depreciation and amortization | (207) | (179) | (775) | (687) |
| Franchise fees and other taxes | (68) | (82) | (296) | (312) |
| Gains on sale of assets | - | - | 3 | 114 |
| Write-off of long-lived assets | - | - | (132) | - |
| Equity earnings: | | | | |
| RBS Sempra Commodities LLP | 79 | 241 | 463 | 383 |
| Other | 9 | 8 | 36 | 37 |
| Other income (expense), net | 52 | (139) | 149 | (109) |
| Interest income | 5 | 9 | 21 | 45 |
| Interest expense | (110) | (88) | (367) | (253) |
| Income before income taxes and equity earnings | | | | |
| of certain unconsolidated subsidiaries | 392 | 269 | 1,476 | 1,443 |
| Income tax expense | (95) | (15) | (422) | (438) |
| Equity earnings, net of income tax | 9 | 6 | 68 | 63 |
| Net income | 306 | 260 | 1,122 | 1,068 |
| (Earnings) losses attributable to noncontrolling interests | (15) | 62 | 7 | 55 |
| Preferred dividends of subsidiaries | (3) | (3) | (10) | (10) |
| Earnings | $ 288 | $ 319 | $ 1,119 | $ 1,113 |
| | | | | |
| Basic earnings per common share | $ 1.18 | $ 1.32 | $ 4.60 | $ 4.50 |
| Weighted-average number of shares outstanding, | | | | |
| basic (thousands) | 244,923 | 241,660 | 243,339 | 247,387 |
| | | | | |
| Diluted earnings per common share | $ 1.16 | $ 1.30 | $ 4.52 | $ 4.43 |
| Weighted-average number of shares outstanding, | | | | |
| diluted (thousands) | 248,749 | 244,531 | 247,384 | 251,159 |
| Dividends declared per share of common stock | $ 0.39 | $ 0.35 | $ 1.56 | $ 1.37 |

*\* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).*

# SEMPRA ENERGY
**Table B**

## CONSOLIDATED BALANCE SHEETS

| (Dollars in millions) | December 31, 2009 | December 31, 2008* |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 110 | $ 331 |
| Short-term investments | - | 176 |
| Restricted cash | 35 | 27 |
| Accounts receivable, net | 1,130 | 981 |
| Due from unconsolidated affiliates | 41 | 4 |
| Income taxes receivable | 221 | 195 |
| Deferred income taxes | 10 | 31 |
| Inventories | 197 | 320 |
| Regulatory assets | 54 | 121 |
| Fixed-price contracts and other derivatives | 77 | 160 |
| Insurance receivable related to wildfire litigation | 273 | - |
| Other | 147 | 130 |
| Total current assets | 2,295 | 2,476 |
| | | |
| Investments and other assets: | | |
| Regulatory assets arising from fixed-price contracts and other derivatives | 241 | 264 |
| Regulatory assets arising from pension and other postretirement benefit obligations | 959 | 1,188 |
| Other regulatory assets | 603 | 534 |
| Nuclear decommissioning trusts | 678 | 577 |
| Investment in RBS Sempra Commodities LLP | 2,172 | 2,082 |
| Other investments | 2,151 | 1,166 |
| Goodwill and other intangible assets | 524 | 539 |
| Sundry | 608 | 709 |
| Total investments and other assets | 7,936 | 7,059 |
| Property, plant and equipment, net | 18,281 | 16,865 |
| Total assets | $ 28,512 | $ 26,400 |
| | | |
| **Liabilities and Equity** | | |
| Current liabilities: | | |
| Short-term debt | $ 618 | $ 503 |
| Accounts payable | 693 | 856 |
| Due to unconsolidated affiliates | 29 | 38 |
| Dividends and interest payable | 190 | 156 |
| Accrued compensation and benefits | 264 | 280 |
| Regulatory balancing accounts, net | 382 | 335 |
| Current portion of long-term debt | 573 | 410 |
| Fixed-price contracts and other derivatives | 95 | 180 |
| Customer deposits | 145 | 170 |
| Reserve for wildfire litigation | 270 | - |
| Other | 629 | 684 |
| Total current liabilities | 3,888 | 3,612 |
| Long-term debt | 7,460 | 6,544 |
| | | |
| Deferred credits and other liabilities: | | |
| Due to unconsolidated affiliate | 2 | 102 |
| Customer advances for construction | 146 | 155 |
| Pension and other postretirement benefit obligations, net of plan assets | 1,252 | 1,487 |
| Deferred income taxes | 1,318 | 946 |
| Deferred investment tax credits | 54 | 57 |
| Regulatory liabilities arising from removal obligations | 2,557 | 2,430 |
| Asset retirement obligations | 1,277 | 1,159 |
| Other regulatory liabilities | 181 | 219 |
| Fixed-price contracts and other derivatives | 312 | 392 |
| Deferred credits and other | 735 | 909 |
| Total deferred credits and other liabilities | 7,834 | 7,856 |
| Preferred stock of subsidiary | 79 | 79 |
| Equity: | | |
| Total Sempra Energy shareholders' equity | 9,007 | 7,969 |
| Preferred stock of subsidiaries | 100 | 100 |
| Other noncontrolling interests | 144 | 240 |
| Total equity | 9,251 | 8,309 |
| Total liabilities and equity | $ 28,512 | $ 26,400 |

*As adjusted for the retrospective adoption of ASC 810 (SFAS 160).*

# SEMPRA ENERGY
## Table C

### CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

| | Years ended December 31, | |
|---|---|---|
| (Dollars in millions) | 2009 | 2008* |
| **Cash Flows from Operating Activities:** | | |
| Net income | $ 1,122 | $ 1,068 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 775 | 687 |
| Gains on sale of assets | (3) | (114) |
| Deferred income taxes and investment tax credits | 295 | 324 |
| Equity earnings | (567) | (483) |
| Write-off of long-lived assets | 132 | - |
| Fixed-price contracts and other derivatives | (30) | 46 |
| Other | (45) | 150 |
| Net change in other working capital components | (256) | (483) |
| Distributions from RBS Sempra Commodities LLP | 407 | 85 |
| Changes in other assets | 139 | (15) |
| Changes in other liabilities | (94) | (74) |
| Net cash provided by operating activities | 1,875 | 1,191 |
| | | |
| **Cash Flows from Investing Activities:** | | |
| Expenditures for property, plant and equipment | (1,912) | (2,061) |
| Proceeds from sale of assets from continuing operations net of cash sold | 179 | 2,295 |
| Expenditures for investments and acquisition of businesses, net of cash acquired | (939) | (2,675) |
| Distributions from investments | 23 | 34 |
| Purchases of nuclear decommissioning and other trust assets | (267) | (485) |
| Proceeds from sales by nuclear decommissioning and other trusts | 230 | 469 |
| Decrease in notes receivable from unconsolidated affiliate | 100 | 60 |
| Purchase of bonds issued by unconsolidated affiliate | (50) | - |
| Other | (36) | (23) |
| Net cash used in investing activities | (2,672) | (2,386) |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Common dividends paid | (341) | (339) |
| Preferred dividends paid by subsidiaries | (10) | (10) |
| Issuances of common stock | 73 | 18 |
| Repurchases of common stock | (22) | (1,018) |
| Issuances of debt (maturities greater than 90 days) | 2,151 | 1,706 |
| Payments on debt (maturities greater than 90 days) | (435) | (19) |
| (Decrease) increase in short-term debt, net | (659) | 564 |
| Payments on notes payable to unconsolidated affiliate | (100) | (60) |
| Purchase of noncontrolling interest | (94) | - |
| Other | 13 | 16 |
| Net cash provided by financing activities | 576 | 858 |
| | | |
| Decrease in cash and cash equivalents | (221) | (337) |
| Cash and cash equivalents, January 1 | 331 | 668 |
| Cash and cash equivalents, December 31 | $ 110 | $ 331 |

*As adjusted for the retrospective adoption of ASC 810 (SFAS 160).*

# SEMPRA ENERGY
## Table D

### *BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS*

| (Dollars in millions) | Three months ended December 31, 2009 | Three months ended December 31, 2008 | Years ended December 31, 2009 | Years ended December 31, 2008 |
|---|---|---|---|---|
| | (unaudited) | | | |
| **Earnings (Losses)** | | | | |
| San Diego Gas & Electric | $ 67 | $ 81 | $ 344 | $ 339 |
| Southern California Gas | 75 | 54 | 273 | 244 |
| Sempra Commodities[1] | 71 | 164 | 345 | 345 |
| Sempra Generation | 43 | 60 | 162 | 222 |
| Sempra Pipelines & Storage | 37 | 22 | 101 | 106 |
| Sempra LNG | 35 | (13) | 16 | (46) |
| Parent & Other | (40) | (49) | (122) | (97) |
| Earnings | $ 288 | $ 319 | $ 1,119 | $ 1,113 |

[1] With the exception of the first quarter of 2008, results for 2009 and 2008 include the company's portion of RBS Sempra Commodities' joint venture earnings and interest, income taxes, cost allocations and other items associated with the joint venture. Results for the first quarter of 2008 include 100% of the commodities-marketing businesses. Both 2009 and 2008 include the results of Sempra Rockies Marketing.

| (Dollars in millions) | Three months ended December 31, 2009 | Three months ended December 31, 2008 | Years ended December 31, 2009 | Years ended December 31, 2008 |
|---|---|---|---|---|
| | (unaudited) | | | |
| **Capital Expenditures and Investments[1]** | | | | |
| San Diego Gas & Electric | $ 322 | $ 430 [2] | $ 1,107 | $ 1,372 [2] |
| Southern California Gas | 144 | 104 | 480 | 454 |
| Sempra Commodities | - | - | - | 37 |
| Sempra Generation | 69 | 44 | 276 | 59 |
| Sempra Pipelines & Storage[3] | 227 | 564 | 950 | 909 |
| Sempra LNG | 5 | 55 | 235 | 365 |
| Parent & Other | 1 | 229 [2] | 5 | 655 [2] |
| Eliminations[2] | - | (411) | (152) | (715) |
| Consolidated Capital Expenditures and Investments | $ 768 | $ 1,015 | $ 2,901 | $ 3,136 |

[1] Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

[2] During the year ended December 31, 2008, SDG&E and Parent & Other purchased $488 and $640, respectively, of SDG&E's industrial development bonds, including purchases and sales between the entities. As their cash flow needs changed, SDG&E purchased $184 of the bonds from Parent & Other during the three months ended December 31, 2008 and Parent & Other purchased $227 of the bonds from SDG&E in the same period. In the second quarter of 2009, SDG&E purchased $152 of the bonds from Parent & Other to facilitate their remarketing.

[3] Amounts for the three months and the year ended December 31, 2008 include $495 for the acquisition of EnergySouth, which is net of cash acquired.

# SEMPRA ENERGY
## Table E

### *OTHER OPERATING STATISTICS (Unaudited)*

| | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| ***SEMPRA UTILITIES*** | 2009 | 2008 | 2009 | 2008 |
| Revenues (Dollars in millions) | | | | |
| SDG&E (excludes intercompany sales) | $ 778 | $ 801 | $ 2,908 | $ 3,240 |
| SoCalGas (excludes intercompany sales) | $ 1,060 | $ 981 | $ 3,312 | $ 4,732 |
| Gas Sales (Bcf) | 108 | 103 | 380 | 391 |
| Transportation (Bcf) | 133 | 156 | 554 | 601 |
| Total Deliveries (Bcf) | 241 | 259 | 934 | 992 |
| Total Gas Customers (Thousands) | | | 6,607 | 6,575 |
| Electric Sales (Millions of kWhs) | 4,214 | 4,386 | 16,982 | 17,398 |
| Direct Access (Millions of kWhs) | 829 | 939 | 3,119 | 3,235 |
| Total Deliveries (Millions of kWhs) | 5,043 | 5,325 | 20,101 | 20,633 |
| Total Electric Customers (Thousands) | | | 1,379 | 1,372 |
| ***SEMPRA GENERATION*** | | | | |
| Power Sold (Millions of kWhs) | 5,742 | 5,903 | 22,268 | 22,728 |

***SEMPRA PIPELINES & STORAGE***

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

| | | | | |
|---|---|---|---|---|
| Natural Gas Sales (Bcf) | | | | |
| Argentina | 81 | 78 | 330 | 332 |
| Mexico | 5 | 5 | 19 | 19 |
| Mobile Gas(1) | 8 | 9 | 32 | 9 |
| Natural Gas Customers (Thousands) | | | | |
| Argentina | | | 1,710 | 1,670 |
| Mexico | | | 91 | 95 |
| Mobile Gas | | | 92 | 93 |
| Electric Sales (Millions of kWhs) | | | | |
| Peru | 1,409 | 1,352 | 5,560 | 5,415 |
| Chile | 565 | 620 | 2,402 | 2,417 |
| Electric Customers (Thousands) | | | | |
| Peru | | | 863 | 837 |
| Chile | | | 576 | 562 |

(1) Mobile Gas was acquired in October 2008.

# SEMPRA ENERGY
## Table E (Continued)

***SEMPRA COMMODITIES***

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three months and the year ended December 31, 2009, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

***RBS Sempra Commodities LLP***

***Operating Statistics***
(in millions of US dollars)

| *RBS Sempra Commodities LLP - Joint Venture level margin** | Three months ended December 31, 2009 | Three months ended December 31, 2008 | Year ended December 31, 2009 |
|---|---|---|---|
| Geographical: | | | |
| North America | $ 123 | $ 373 | $ 695 |
| Europe/Asia | 156 | 340 | 473 |
| Total | $ 279 | $ 713 | $ 1,168 |
| Product Line: | | | |
| Oil - Crude & Products | $ 100 | $ 243 | $ 317 |
| Power | 62 | 129 | 257 |
| Natural Gas | (16) | 171 | 232 |
| Metals | 88 | 149 | 309 |
| Other | 45 | 21 | 53 |
| Total | $ 279 | $ 713 | $ 1,168 |

***Financial Information***
(in millions of US dollars)

| *RBS Sempra Commodities LLP* | Three months ended December 31, 2009 | | Three months ended December 31, 2008 | | Year ended December 31, 2009 | |
|---|---|---|---|---|---|---|
| | Joint Venture Total | Sempra Share** | Joint Venture Total | Sempra Share** | Joint Venture Total | Sempra Share** |
| Fee income and trading revenue, net of selling costs | $ 279 | | $ 713 | | $ 1,168 | |
| Operating and other expenses | (251) | | (339) | | (761) | |
| Joint Venture distributable income | $ 28 | | $ 374 | | $ 407 | |
| Preferred return on capital | $ 84 | $ 60 | $ 103 | $ 61 | $ 330 | $ 240 |
| 1st allocation - 70% Sempra / 30% RBS*** | (56) | (36) | 271 | 192 | 77 | 60 |
| 2nd allocation - 30% Sempra / 70% RBS | - | - | - | - | - | - |
| Distributable income | $ 28 | $ 24 | $ 374 | $ 253 | $ 407 | $ 300 |

***Sempra Commodities Earnings***

| *(in millions of US dollars)* | Three months ended December 31, 2009 | Three months ended December 31, 2008 | Year ended December 31, 2009 |
|---|---|---|---|
| Sempra share of distributable income - IFRS basis | $ 24 | $ 253 | $ 300 |
| U.S. GAAP conversion impact | 55 | (12) | 163 |
| Sempra equity earnings before income taxes - U.S. GAAP basis | 79 | 241 | 463 |
| Income tax expense | (5) | (79) | (111) |
| Sempra equity earnings from RBS Sempra Commodities LLP | 74 | 162 | 352 |
| Other segment activity | (3) | 2 | (7) |
| Sempra Commodities earnings | $ 71 | $ 164 | $ 345 |

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

** After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis.

*** Includes certain transition costs specifically allocated to Sempra and RBS.